Exhibit 99.4

Important Notice Regarding the Availability of Informational Materials

You are receiving this communication because you hold American Depositary Shares (“ADSs”) of Wipro Limited (“Wipro”) (NYSE:WIT). Wipro has provided information regarding a proposed buyback of its equity shares (the “Buyback”) in the Notice of Postal Ballot sent to all equity shareholders, including ADS holders, on October 17, 2020. After receiving shareholder approval for the Buyback, Wipro issued a public announcement (“Public Announcement”) published in India on November 19, 2020. In order for holders of ADSs to participate in the Buyback, such holder will need to become a direct shareholder of Wipro prior to December 11, 2020 (the “Record Date”). To have the chance to become a direct shareholder of Wipro prior to the Record Date, holders of ADSs will need to submit their ADSs to JPMorgan Chase Bank, N.A., as ADS Depositary (the “Depositary”) for cancellation and withdrawing the underlying equity shares no later than 12:00 noon New York City time on December 9, 2020 so that they are holders of equity shares as of the Record Date.

Materials concerning Wipro’s Buyback (the “Wipro Buyback Materials”) consist of the Notice of Postal Ballot, Public Announcement and certain supplemental disclosures to ADS holders that Wipro has prepared in connection with the Buyback. Wipro may also post press releases or other announcements on the website as they become available.

PLEASE REVIEW THE WIPRO BUYBACK MATERIALS FOR INFORMATION ABOUT PARTICIPATING IN THE BUYBACK AND CERTAIN RISKS ASSOCIATED WITH PARTICIPATING IN THE BUYBACK.

This notice provides instructions on how to access the Wipro Buyback Materials for informational purposes only. It is not a complete summary and presents only an overview of the Wipro Buyback Materials, which contain important information and are available, free of charge, on the Internet or by electronic mail. We encourage you to access and review closely the Wipro Buyback Materials.

You may view the Wipro Buyback Materials online at https://www.wipro.com/investors/buy-back/ or request an e-mail copy by calling Wipro at +91-80-2844 0011 or by writing to corp-secretarial@wipro.com.

Special Notice to Securityholders in the United States

The Buyback is being made for securities of an Indian company and is subject to the laws of India. It is important for U.S. securities holders to be aware that the Buyback is subject to tender offer laws and regulations in India that are different from those in the U.S. and documents related to the Buyback will be prepared in accordance with Indian format and style, which differs from customary U.S. format and style. Certain of the U.S. federal securities laws apply to the Buyback as there are U.S. holders of Wipro’s equity shares and ADSs. The Buyback is being treated in the U.S. as one to which the “Tier I” exemption set forth in Rule 13e-4(h)(8) under the U.S. Securities Exchange Act of 1934, as amended, is applicable.